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                                                                       Exhibit G

                    [On Piper Jaffray Companies Letterhead]


September 24, 1995



The Board of Directors
Syntro Corporation
9669 Lackman Road
Lenexa, KS 66219

Members of the Board:

Syntro Corporation (the "Company), Mallinckrodt Veterinary, Inc. (the "Buyer) and Mallinckrodt Veterinary Acquisitions, Inc., a wholly-owned subsidiary of Buyer ("Merger Sub"), have proposed to enter into an Agreement and Plan of Merger (the "Agreement"). Pursuant to the Agreement, the Merger Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of common stock (the "Common Stock") of the Company at a price of $3.55 per share, net to the seller in cash. The Agreement also provides that following the Tender Offer, Merger Sub will be merged with and into the Company (the "Merger" and, together with the Tender Offer, collectively, the "Transaction"), and that each then outstanding share of Common Stock, subject to certain exceptions, will be converted in the Merger into the right to receive $3.55 in cash. You have requested our opinion as to whether the consideration to be received by the holders of the Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

Piper Jaffray Inc. ("Piper Jaffray"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We make a market in Company Common Stock and provide research coverage on the Company. We acted as a co-manager of a public offering of Company Common Stock in April 1992. For our services in rendering this opinion, the Company will pay Piper Jaffray a fee which is not contingent upon consummation of the Transaction. However, we have also acted as financial advisor to the Company in connection with the Transaction, for which we will receive a separate and more substantial fee from the Company, all of which is contingent upon consummation of the Transaction. The Company will also indemnify Piper Jaffray against certain liabilities in connection with its engagement.

In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed the latest available draft of the Agreement, certain internal financial planning information of the Company prepared by its management, certain publicly available financial

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Syntro Corporation
September 24, 1995
Page 2


and other information of the Company prepared by its management, certain publicly available financial and other information relative to the Company, certain other financial and securities data of the Company or representative of the business sectors in which it operates, and the financial terms, to the extent publicly available, of certain business combination transactions which we deemed comparable in whole or in part. We have had discussions regarding the financial condition, current operating results, business outlook and prospects for the Company with members of its management.

We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by the Company or otherwise made available to us and have not attempted independently to verify such information. We have further relied upon the assurances of Company management that the information provided has been prepared on a reasonable basis and, with respect to financial planning data, reflects the best currently available estimates, and that Company management is not aware of any information or facts that would make the information provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or been furnished with any appraisals or valuations of specific assets of the Company, and we express no opinion regarding the liquidation value of the Company. This opinion is based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof.

This opinion is for the benefit of the Board of Directors of the Company and shall not be relied upon by others, and shall not be published or otherwise used, nor shall any public references to us be made, without our written consent. However, Piper Jaffray does hereby consent to inclusion of this opinion in any proxy or tender offer document distributed in connection with the Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder as to whether a shareholder should tender Common Stock in, or how such shareholder should vote with respect to, the Transaction.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration to be received by the holders of Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders as of the date hereof.

Sincerely,



/s/ Piper Jaffray Inc.
PIPER JAFFRAY INC.